Exhibit 99.1

SAIHEAT Limited Initially Covered by uSMART Securities

SINGAPORE, April 23, 2025 (GLOBE NEWSWIRE) -- SAIHEAT Limited (“SAIHEAT” or the “Company”) (NASDAQ: SAIH, SAITW), announced that the Company has been covered by uSMART Securities for launching an initial equity research report coverage on March 26, 2025.

Click Here to view the full equity research report.

Company Highlights:

SAIH: A Hybrid Computing Provider and Energy Infrastructure Play at the Forefront of AI Acceleration

●	SAIHEAT is a computing and energy operator providing bitcoin (BTC) and AI computing services, in addition to liquid cooling and modular nuclear power solutions. As an emerging AI and BTC computing provider, SAIHEAT is capitalizing on the exponential growth in computing demand driven by efficiency innovations. Large language models such as DeepSeek V3, leveraging Mixture of Experts architecture (671 billion parameters, 37 billion activated) and R1-Zero reinforcement learning, have achieved 10-14 times efficiency gains. According to Jevons Paradox, these improvements, by lowering entry barriers (input costs of $0.27 per 1 million tokens), will catalyze even greater computing demand. SAIHEAT has built a customer base of small and medium-scale computing clients across Southeast Asia and North America, strengthening its competitive position in the computing infrastructure upgrade cycle through an integrated computing-energy model. In digital assets, the Company employs a dual-track strategy of self-operated and hosted services at its U.S. Marietta facility (106 PH/s) and Mexico’s La Pachuca operations (44 PH/s).

●	As a pioneer in data center liquid cooling solutions, SAIHEAT leverages its dual product line (A/B Series) strategy and Advanced Computing Center Ecosystem (ACCE) to capture critical opportunities driven by AI computing expansion. A Series products cover 30-384kW power range for AI data centers, while B Series products excel in BTC mining with 80% noise reduction. The Company integrates liquid cooling technology, heat recovery, and Small Modular Reactor (SMR) innovations to redefine data center infrastructure standards. With hyperscale cloud providers’ CapEx projected to reach $336 billion (increase of 32% year-on-year) by 2025, SAIHEAT is well-positioned to benefit from AI infrastructure expansion.

●	SAIHEAT’s differentiation manifests in four key dimensions: (1) innovative containerized AI computing solution enabling rapid 3-6 month deployment, offering flexible customization for small to medium-scale AI computing demands of 5-20 servers (40-160 GPUs); (2) proprietary liquid cooling technology supporting 40kW to over 200kW power ranges, leading the response to rapidly increasing AI GPU power requirements (from 400W to 1200W); leveraging 5 years of application-specific integrated circuit cooling experience, the Company has validated 10kW per rack cooling capacity, significantly outperforming traditional air cooling’s 15-20kW limit; (3) innovative three-tier thermal system (WITBOX liquid cooling servers, HEATBOX waste heat conversion and USERBOX application solutions) achieving 97% thermal efficiency, optimizing power usage effectiveness to 1.05, supporting 49-80°C heating range, generating 0.97kWh heat energy per 1kWh computing power, creating an “electricity computing-heat” business cycle; and (4) addressing U.S. grid supply-demand (S/D) imbalance (5 times demand growth to 128GW over five years, with only 19% grid connection rate for new 85GW capacity requirement) through OpenSMR initiative and OrbitBTC solar innovation.

●	SAIHEAT, an emerging computing and energy infrastructure operator is dedicated to advancing sustainable augmented intelligence. Despite its current modest revenue scale, the Company’s innovative containerized IDC solution (3-6 month rapid deployment) and strategic global footprint across North America and Singapore enable efficient response to surging AI/BTC computing and liquid cooling demands while addressing L-T power S/D imbalances in clean energy transition.

●	Valuation: Based on financial year 2025E P/S multiple of 4 times, SAIHEAT represents a unique investment opportunity in data center infrastructure innovation and clean energy transition. uSMART initiated coverage with a Buy rating and $25.87 Price Target (FY2025E P/S=4x, FY2026E P/S=1.5x, FY2026E EV/EBITDA=23.1x, P/E=55.2x), supported by four key factors: (1) the Company’s first-mover advantage in capturing accelerating AI computing demand through rapid deployment capabilities and global presence; (2) strong pricing power through its ACCE (WITBOX, HEATBOX, USERBOX) amid structural S/D imbalance in data center infrastructure; (3) significant revenue growth potential from major client expansion, projecting 3-4 times growth over next 2-3 years with revenue forecasts of $5.45 million, $10.62 million and $28.15 million for financial years 2024E, 2025E and 2026E and EBITDA turning positive in financial year 2026E (negative $4.67 million, negative $0.19 million and positive $1.85 million in financial years 2024E, 2025E and 2026E); (4) and sustainable competitive advantage in data center infrastructure and clean energy transition through the integration of computing services, liquid cooling technology, waste heat recovery, and SMR energy innovation.

Investment Thesis: Click Here to view full Research Report and Investment Thesis.

About SAIHEAT

SAIHEAT Limited (NASDAQ: SAIH, SAITW) is a computing and energy operator dedicated to accelerating the realization of Sustainable Augmented Intelligence. Its computing division offers BTC joint computing power and AI cloud computing services, while its energy division provides liquid-cooled computing centers and small modular nuclear products.

Formerly known as SAI.TECH Global Corporation, SAIHEAT became a publicly traded company on the Nasdaq Stock Market (NASDAQ) through a merger with TradeUP Global Corporation in May 2022. For more information on SAIHEAT, please visit https://www.saiheat.com .

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements include, but not limited to, statements concerning SAIHEAT’s operations, financial performance, and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. SAIHEAT cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic, and social conditions around the world including those discussed in SAIHEAT’s Form 20-F under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and SAIHEAT specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, n the future.

Media Contact:

pr@saiheat.com

Investor Relations Contact:

ir@saiheat.com

WFS Investor Relations Inc.

Janice Wang

Email: services@wealthfsllc.com

Phone: +86 13811768599

+1 628 283 9214